Filed by: Suez pursuant to Rule 165 and Rule 425(a) under the Securities Act of 1933, as amended Subject Company: SUEZ Exchange Act File Number: 001-15232 Date: November 3, 2006

GAZ DE FRANCE - SUEZ

Merger Milestone Report

The New Group’s Organisation

Press conference

Mr Gérard Mestrallet

Mr Jean-François Cirelli

30 October 2006

The press conference began at 2.40 pm.

Mr Mestrallet. Good afternoon, ladies and gentlemen. Jean-François and I are delighted to welcome you here today to update you on the progress we are making with the merger between our two groups, and to meet now that the merger is entering a new – and critical – phase. First and foremost, let me tell you that we are right on schedule. We have made a huge amount of progress since February, and we are right where we planned to be at this point in time.

As you will see, Jean-François and I will be filling the roles we told you we would be filling when we announced the merger eight months ago. You will also see that the new organisation reflects the efforts to share governance among Gaz de France and Suez executives that we announced at the outset.

The management structure we will be presenting is geared for action, effectiveness and ambition – ambition, that is, to drive this beautiful merger between Suez and Gaz de France to successful completion.

Mr Cirelli. Thank you, Gérard. Good afternoon. I would also like to welcome our Suez and Gaz de France colleagues watching the video conference. As Gérard said, we have reached a critical stage in the merger process. We decided – and our shareholders agreed – to embark on this adventure last February. We wanted to be effective. We wanted to make sure that we could tap the huge potential that this industrial project opened up. It is always difficult – but equally important – to choose the right people for the right jobs. We have worked hard to make the right choices and to strike a fair balance for our two groups.

We are confident that the people we have chosen for this organisation will steer this beautiful project to successful completion. It is a clear, effective and action-driven organisation. That’s what we always wanted. That, I am sure you will agree, is what we have achieved.

Lastly, I would like to thank you, Gérard, for the trust that you have shown in coming up with this well-balanced organisation.

Mr Mestrallet. Thank you, Jean-François. As you will see, the organisation was built from the ground up to meet the new Group’s goals, i.e. to become the world’s number-one utilities and environmental-services company.

I think a quick overview of our goals and of what this industrial project is all about is the best place to start.

Let me put it in a nutshell: the Commission’s remedies package and the agreement we signed with the Belgian government have altered none of the goals Jean-François and I announced last February. In particular, once the new group emerges from the merger, it will be the world’s LNG leader, Europe’s largest gas purchaser and supplier, and its other business units – electricity, gas transport and distribution, energy services and environmental services – will rank among the world’s top players. So the group’s industrial ambitions remain unchanged. And the developments in the energy sector that we have all seen over the last eight months simply prove that our industrial strategy makes a lot of sense. We will be a world leader in the energy and environment fields, focusing on the 21st century’s key strategic issues.

Let’s just look at a few of the stages we have cleared, and at the stages lying down the road.

As you surely remember, when we announced the merger last February, we worked with the French Minister of Finance and held in-depth talks with union representatives. We had about forty meetings in all.

Then we got Gaz de France and Suez teams together. We set up about forty task forces to work on forty different issues, to prepare the merger and to prepare post-merger integration.

You also know that the French National Assembly has passed the law privatising Gaz de France. Representatives passed it on 3 October and the Senate passed it on 25 October. We have also secured the Belgian government’s support. This is what the pax electrica agreement that we signed on 6 October 2006 – which will stabilise the tax and regulatory environment over the next three years – is all about. This is obviously an invaluable development and will allow the Group to move forwards.

Lastly, we secured the European Commission’s blessing on 13 October 2006. As you know, we had lengthy talks with the Commission, came up with a number of pledges, and the Commission given us a preliminary green light on all of them.

That is how far we have come. It wasn’t always easy, but that’s all behind us now. And we did it on schedule.

Mr Cirelli. There are still a few stages we have to clear to complete the merger by the end of the year.

First, roughly speaking, we will be talking to Suez and Gaz de France employee representatives, probably at the end of next week. Then, both group’s Boards of Directors will meet once or twice to factor employee-representative feedback into the merger protocol. Then, both groups will be convening extraordinary shareholder meetings and announcing the terms of the merger that we will put to the vote.

Gaz de France-Suez Merger Milestone Report – Press Conference	30 October 2006

We will naturally be briefing shareholders and financial authorities on changes, terms and other developments, and publishing the simplified merger agreement that we will be asking our shareholders to vote for, in keeping with regulatory requirements.

European competition authorities should be ruling on the merger in the second half of November. The College of Commissioners will be ruling on the proposal that the Commissioner in charge of competition has already green-lighted.

Again, the goal is to hold our separate shareholder meetings before the end of the year. As soon as possible in fact. We are planning to hold them in the second half of December. What we can see so far is that we are on schedule despite the delays and ups and downs that we have come against in the merger process. So we are right on track as regards the timeline we announced last February.

THE NEW GROUP’S ORGANISATION

Mr Mestrallet. I would like to tell you about the principles underlying the new Group’s organisation.

First of all, as we have said from the start, this new organisation is geared around action and effectiveness, and fully focused on steering this ambitious industrial project to a successful outcome.

From an operational point of view, the organisation will be divided into business units and geographic areas (as we announced at the beginning of the year). The goal is to tap into the substantial synergies we announced at the beginning of the year. Tapping into those synergies entails pooling our business units, industrial assets, teams and talents – again, respecting the principle of parity and, of course, respecting the people involved.

We obviously want the integration process to roll out swiftly. And we want people to embrace this project. We have been circulating a great deal of information to staff for a long time now, and will continue to do so.

Jean-François and I will be sharing responsibilities along the lines we told you about last February too.

I will be the new Group’s Chairman and Chief Executive Officer, and Jean-François will be Vice Chairman and Deputy Chief Executive Officer. This is in line with the strategy we share. We thought a lot about the operational organisation, and finally decided to organise the Group around six operating business units. We will be talking about each of them in turn.

  Energy France will be run by Henri Ducret;

  Energy Europe and International will be under Jean-Pierre Hansen;

  Global Gas and LNG will be run by Jean-Marie Dauger;

  Infrastructures will be under Yves Colliou;

  Environment will be run by Jean-Louis Chaussade;

  Energy Services will be under Jérôme Tolot.

In order to keep our energy policy consistent, Jean-François and I decided to set up an energy-policy committee within the Group. Jean-Pierre Hansen will be chairing that committee.

Gaz de France-Suez Merger Milestone Report – Press Conference	30 October 2006

So, as you can see, it is a clear, simple and operation-geared organisation. And it is very focused on market requirements.

Jean-François will be overseeing Energy France, Global Gas and LNG, and Infrastructure. I will be in charge of Energy Europe, Environment and Energy Services.

So, as you can see, it’s a very straightforward, streamlined structure, and very focused on industrial requirements.

Now we are going to run you through each one of the business units.

Energy France

This business unit will obviously be in charge of selling and supplying electricity and gas in France, generating electricity (mainly at CNR, SHEM and DK6, a gas-powered electric plant that Gaz de France recently inaugurated in Dunkirk). Henri Ducret, who now runs GDF Distribution, will be in charge here.

This business unit will enjoy a prominent position in the French market: it will count Gaz de France’s 11 million individual subscribers in France (meaning it will serve about 30 million people). It will be France’s leading gas supplier and this country’s second-largest electricity generator (it will have the installed capacity to generate 7,000 MW, without counting its cogeneration operations). That’s the first business unit reporting to Jean-François Cirelli.

Energy Europe and International

Mr Cirelli. Energy Europe and International also generates electricity and supplies energy, but serves markets outside France (mainly in Benelux, Germany and elsewhere in Europe, and in what we call “International” markets, i.e. markets outside Europe).

Jean-Pierre Hansen will be running this business unit. Jean-Pierre is a highly-qualified professional in this field. He currently runs Suez’s Energy operations and has been at the helm of Suez Energy Europe since 2003. We hardly need to introduce Jean-Pierre. Let me just mention his outstanding management talent and fine grasp of the energy business and market mechanisms. He is also a visionary and enjoys analysing the theoretical principles underlying the energy markets we serve. As Gérard said, he will also be chairing our committee on energy policy. He also lectures in Leuven in Belgium, and at the Ecole Polytechnique here in France. He has extensive experience and outstanding talent.

He will also be directly in charge of this business unit’s Benelux-Germany division. Dirk Beeuwsaert will be his right hand. Dirk is from Ghent, trained as an electrical engineer and has acquired extensive experience across the energy sector, especially in nuclear power generation, over the many years he has worked for Tractebel and SEI. He has always had a sharp flair for growth opportunities. He will be dealing directly with markets outside Europe, one of the Suez Group’s business units that creates the most value. Again, Dirk has a terrific track record and experience.

The third person in this business unit, Pierre Clavel will be in charge of the European Energy division, i.e. operations outside Benelux and France. His departments will encompass markets from United Kingdom to Portugal, and all the way to Russia. Pierre currently runs Gaz de France’s International Division. He qualified at the Paris École des Mines and École Polytechnique. He has spent his entire career at Gaz de France and has worked in a variety of business lines, including distribution, transport and supply. He is familiar with European markets and was recently in charge of Gaz de France’s expansion into other European

Gaz de France-Suez Merger Milestone Report – Press Conference	30 October 2006

markets. He is acknowledged as a competent and conscientious professional across the business. I am sure he and his colleagues from Suez will make an amazing team.

This business unit has very strong positions in Europe, with installed capacity to generate 50 GW. Most of that capacity is in Benelux, but it also runs operations outside Europe. It will be the leading electricity generator in Benelux and the second gas supplier in Belgium. It will also rank high in Germany, Italy, Central and Eastern Europe, Portugal and Spain, and have healthy positions outside Europe, in Brazil, Thailand, the United States and the Middle East.

Global Gas and LNG

Mr Mestrallet. The third business unit, Global Gas and LNG, will encompass exploration and production operations. This is a Gaz de France business unit. Suez has not been directly involved in these fields (besides marginally running a handful of LNG processing plants). The new Group will develop its exploration and production capacity, which will indeed be one its key assets.

These business lines also encompass the new Group’s gas supply operations. So it will include Gaz de France’s upstream operations and Suez’s London-based LNG offices, which are in charge of signing supply contracts in Europe and in the United States (that office’s main overseas market).

This business unit will also include LNG operations. As you know, the new Group will be the world leader in the LNG market’s midstream segment (which encompasses operations from liquefaction plants all the way downstream). It will run the world’s largest tanker fleet, and be the world’s largest LNG purchaser. This LNG operation is part of the new Group’s core strategy. Gaz de France has been extremely successful in this market. Suez has also made inroads in this segment, supplying European and other countries – with sights on the global market. LNG will see its share in the gas market in particular and in the energy market in general grow over years to come.

This business unit will directly supply our major gas clients across Europe.

Jean-Marie Dauger, who runs Gaz de France’s Gas and LNG operation today, will be in charge of this business unit. So his job description will not change. Jean-Marie is acknowledged as one of the world’s leading gas specialists and as an outstanding manager in his field.

This business unit will be Europe’s biggest gas purchaser. That will give us huge leverage, so it is up to us to tap into it. It will also be the world’s LNG leader. The exploration production division holds 750 million barrels of oil equivalent in reserves.

Let me just add that Jean-Marie will also be in charge of keeping LNG strategies consistent across the Group. As you know, we have LNG terminals in Europe and LNG terminals outside Europe, we are planning to build a number of plants, and have LNG supply contracts and prospects across a number of business units. So Jean-Marie will be in charge of the LNG strategy across business units.

Infrastructure

Mr Cirelli. Infrastructure is a beautiful business unit. It encompasses all the transport networks in France, GRT Gas, Suez’s stake in Fluxys, storage (not just in France, but in Belgium too), the gas distribution network in France, LNG tanker terminals in France and

Gaz de France-Suez Merger Milestone Report – Press Conference	30 October 2006

Belgium, and other Group holdings, especially Suez’s stake in Elya (the electricity transport network in Belgium).

Yves Colliou, Gaz de France’s current Deputy Director General, will be running this business unit. Again, expertise and competence dictated our choice. Yves has been in this business for 32 years. He has acquired experience across the gas and gas-infrastructure business, and he is an outstanding manager. He has worked in Electricité de France and Gaz de France distribution operations, and has run tens of thousands of people.

He is also familiar with how regulatory authorities work, so he is also a good go-between on that front. He is at home with the technical and financial aspects of the infrastructure end of the business. He is currently in charge of Gaz de France’s main terminals, shipment and transport networks, and other infrastructure.

Yves will also be in charge of a few Group-wide divisions. He will be supervising IT, industrial security policy, industrial initiatives, and quality control and assessment.

This business unit will run what is practically Europe’s largest gas transport, distribution and regasification network.

We now have Europe’s largest regasification installed capacity. That is a huge advantage for the new Group. And we have Europe’s second-largest storage capacity.

Environment

Mr Mestrallet.- This business unit won’t undergo any changes with the merger, simply because it is an exclusive Suez operation. Let me just briefly remind you that this business unit is of course involved in water (treatment, production, distribution and wastewater sanitation) and waste management (waste collection, sorting and treatment). It also encompasses Degremont, a world leader in the water treatment and engineering field.

Jean-Louis Chaussable will remain in charge of this business unit. Jean-Louis currently serves as a Suez Deputy Director General and as a Suez Executive Committee member. He has had an extremely eclectic career. He has worked for Degremont in Spain, and with Dumez. He has run Suez’s operation in Argentina and served as Degremont CEO, and is currently in charge of the entire Environment business unit.

Let me take this opportunity to insist – on behalf of Jean-François, of both boards of directors, of our key shareholders (including the French Government) and speaking for myself – that the Environment business unit is and will remain an integral part of our Group. And, more importantly, that it was, is and will remain a core component in the merger process.

This business unit has a role to play in the Group and we will be nurturing its development. It is a very profitable business unit and has announced a string of success stories, including a new contract in China a few days before the French President’s visit.

This business unit, in other words, will continue to expand within the new Group.

Energy Services

Mr Cirelli. The last operational branch encompasses Energy Services. It will include Suez Energy Services and COFATHEC, Gaz de France’s energy-services arm.

Gaz de France-Suez Merger Milestone Report – Press Conference	30 October 2006

Jérôme Tolot will be running this business unit. Jérôme joined Lyonnaise des Eaux back in 1982, and has worked for Mac Kinsay, Degremont, Vinci and GTM. He has been in charge of Suez Energy Services since 2005.

He is at home with – and has excelled at managing operations in – this very particular universe. This labour-intensive business unit encompasses a wealth of human resources and a wealth of talent. Jérôme has run a variety of operations in a variety of companies across our services branch, while consistently improving business productivity. So, again, we chose an outstanding professional who understands the business in depth for the job.

This business unit will play a prominent role in Europe’s energy-services market. It will enjoy solid positions in several countries and rank high in the Group’s four key markets (France, Benelux, Italy and the UK). Of course, we also have plans to establish or expand our presence beyond those markets. And we can count on efficient, high-quality services in the key markets where we already supply energy, mainly in France and Benelux.

FUNCTIONAL ORGANISATION

Mr Mestrallet. I would like to move on from the industrial organisation to the functional structure. The ten functional divisions will report directly to Jean-François or myself.

This ten-division set-up is of course classical for industrial groups.

We will present these divisions starting at the top and proceeding clockwise.

Finance

Gérard Lamarche will run this division and Stéphane Brimont will be his right hand.

Gérard currently works for Suez and Stéphane for Gaz de France.

Gérard is 45, and has been Suez’s CFO since 2004. He is one of the Group’s two Director Generals. He holds degrees from UCL and INSEAD, and also trained in (inaudible)*. He started out as an auditor, promptly moved to Générale de Belgique in the 1990s, and then joined Compagnie de Suez. He saw Compagnie de Suez through its various changes, played a role in the Lyonnaise des Eaux merger, and then took over the control plan. He served as Director General of NALCO*, an American company, and moved back to France a couple of years ago to take over Suez’s Financial division.

This division will be huge. It will encompass financing, treasury, taxation, the plan, management control, accounting, consolidation, mergers and acquisitions, and insurance (which is important in a group such as ours).

Gérard will report to both Jean-François and myself.

Integration and Synergies

Emmanuel Hedde will run this division and Isabelle Kochèr will be his Deputy. This is not just a division: it is a task force with a mission. It will play a key role over the next year and a half to two years. It will be in charge of making sure that the two groups integrate smoothly starting 1 January 2007 – and of making sure that we tap the synergies we have pledged to deliver.

Gaz de France-Suez Merger Milestone Report – Press Conference	30 October 2006

Purchases will account for a significant portion of these synergies, which is why the Purchasing department will come under this Integration and Synergies division.

Emmanuel is currently Gaz de France’s Investments and Acquisitions Director and will report to Jean François in the new Group. He started out as Production Director in engineering firms, then moved to CEPME, a banking firm. He joined Gaz de France as Deputy Director in 1993, and went on to serve as Subsidiaries and Holdings Director in the Financial and Legal Affairs division. His duties as Deputy Financial Director involved playing a key role when Gaz de France shares floated on the stock market. Today, he and Gérard Lamarche are in charge of the committee preparing and coordinating the merger.

This division, therefore, is a very important one.

Human Resources

Philippe Saimpert will run this division and Muriel Morin will be his Deputy. Philippe has been Gaz de France’s Director of Human Resources since December 2004. He has spent his entire career at EDF and GDF, mainly serving in shared EDF-GDF divisions.

He joined the Human Resources and Social Affairs Division as Deputy Director in 1999, was promoted to Gaz de France Human Resources Director in 2002, and has been EDF-GDF Services Director Delegate since April 2004.

The Group’s executives will come under what will be the Human Resources division’s Executive Manager department. Emmanuel Van Innis, Suez’s current Human Resources Director, will be in charge of this department and Michel Montaigne, who is currently in charge of Gaz de France’s Executive Manager department, will be his Deputy.

Philippe will report directly to Jean-François Cirelli and Emmanuel will report to both of us.

Emmanuel is Flemish, holds a UCL PhD in Law, and spent most of his career at Tractebel. He has served as Electrabel CFO, Tractebel General Manager, and as Suez Human Resources Director. He and is currently a member of Suez’s Executive Committee.

Strategy

Alain Chaigneau, Suez Environment’s current Deputy General Manager, will be running this division. Alain has worked for the Banque de France, and has served as Deputy Secretary General at CIASI* and CIRIE* in the Department of the Treasury. He joined Compagnie de Suez in 1984, and has been with us since. He has worked for departments across Compagnie de Suez and Générale de Belgique. He has also lived and worked in Belgium steering Société Générale de Belgique’s plan and strategy. He then moved to Lyonnaise des Eaux, served as Ondeo* Services General Manager, and then moved to Suez Environment. He is currently at the helm of the operational business unit in charge of North and South America.

Didier Sire, his Deputy, is from Gaz de France. Alain will report directly to Jean-François Cirelli. The Strategy Division will also be in charge of the Group’s key transversal accounts seniors bankers (?*).

Research and Innovation

Gaz de France-Suez Merger Milestone Report – Press Conference	30 October 2006

Marc Florette, who is currently Gaz de France’s Research Director, will run this division and report directly to François Cirelli. Xavier Votron, who is currently Suez’s Research and Innovation Director, will be his Deputy.

Marc Florette holds degrees from the Paris Ecole Polytechnique and from the University of California. He joined Gaz de France in 1979, served as a research engineer, and then moved to EDF-GDF Services before being promoted to Deputy Research Director. He runs FINEF GAZ* and COFATHEC, two Services Branch departments.

This department will be responsible for Gaz de France’s research operations (soccer fans, as an aside, may well have seen the building housing this operation across the motorway from the Stade de France north of Paris).

International Relations

Mr Cirelli. This division will be in charge of tying together our work abroad. Jean-Marie Dauger (who, as we have said, will also be running the Global Gas and LNG business unit) will be in charge of this division and report to Gérard.

Communication

This division also comes under Gérard Mestrallet. Raphaële Rabatel, Gaz de France’s current Communications Director, will be in charge.

Raphaële qualified at IEP and has handled communication for Rhône Poulenc, Paribas, Caisse d'Epargne and other companies. She served as JC Decaux’s Communication Director before moving to Gaz de France.

Financial Communication and Sustainable Development

Valérie Bernis will run this division and report to Gérard. Valérie has acquired extensive management experience and is widely acknowledged as a leading professional in her fields. She will be in charge of the new Group’s financial communication and for sustainable development – an area in which the Group wants to gain an even greater foothold in the future.

We are both certain that sustainable development will be at the core of development in the energy sector over the coming years and decades.

General Secretariat

Yves De Gaulle, a Cour des Comptes magistrate, will be in charge here. I won’t recall his career. He was in charge of monetary policy at the Finance Ministry (even though today it sounds preposterous to suggest that governments should dabble in money management). He has had a very eclectic career. He is also the General Secretary of Suez, so he has proven his competence and will be able to continue doing so in the new Group as Secretary to the Board of Directors. This division also encompasses legal affairs and other areas.

Lastly, Philippe Jeunet will be in charge of audits and risk. And I would like to thank him for his interest in this critical position. He will report to Gérard. Henri Masson, from Suez, will be his assistant. Their work will be absolutely essential in efforts to build the new Group.

Gaz de France-Suez Merger Milestone Report – Press Conference	30 October 2006

Mr Mestrallet. Our management structure is very simple: we have an Executive Committee and a Board of Directors.

The Board of Directors comprises both CEOs and the two top executives in each group (Yves Colliou, Jean-Marie Dauger, Jean-Pierre Hansen and Gérard Lamarche).

The Executive Committee comprises the Board of Directors, heads of business units and heads of functional divisions.

Let me say a word about Patrick Buffet. He is a Group executive much like Jean-Pierre and Gérard. He has done terrific work for the Group and, most recently, played an invaluable role in negotiations with the European Commission. Parity issues, however, did not allow us to offer him a position alongside Jean-Pierre Hansen, Jean-Marie Dauger, Gérard Lamarche and Yves Colliou.

Patrick Buffet will be leaving the Group at the end of the year. But I am sure his outstanding talent will soon earn him the job he wants.

The Group’s Executive Committee, in other words, will count about twenty people (the Board of Directors, the heads of the operational business units and the heads of the functional divisions).

So it’s a pretty conventional set-up. But it is also a tried-and-tested set-up. And, we believe, it will steer our Group to new heights, allow us to tap into the synergies we have pledged to secure, and equip us to rise to the strategic challenges we have decided to embrace.

That, ladies and gentlemen, is what we wanted to tell you about the new organisation and about how much we have achieved in our merger project.

The press conference drew to a close at 3.55 pm.

Gaz de France-Suez Merger Milestone Report – Press Conference	30 October 2006